SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*



                              ATLAS MINERALS, INC.
                   -------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)


                                   049371-10-7
                   -------------------------------------------
                                 (CUSIP Number)

                              Nathan L. Stone, Esq.
                               Jackson Kelly, PLLC
                          1099 18th Street, Suite 2150
                             Denver, Colorado 80202
                                 (303) 390-0003
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent..

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 049371-10-1                                          Page 2 of 5 Pages


(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)
         GDLF, LLC
         84-1552321


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]


(3)  SEC Use Only


(4)  Source of Funds (See Instructions)

         WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


(6)  Citizenship or Place of Organization:                Colorado, U.S.A.


Number of Shares    (7)      Sole Voting Power:           959,981
Beneficially Owned  (8)      Shared Voting Power:               0
By Each Reporting   (9)      Sole Dispositive Power:      959,981
Person with:       (10)      Shared Dispositive Power:          0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         GDLF, LLC:                                  959,981

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares [ ]


(13) Percent of Class Represented by Amount in Row (11)

         16.23%


(14) Type of Reporting Person:

         OO

ITEM 1.  SECURITY AND ISSUER                                   Page 3 of 5 Pages

This statement relates to the common stock, $0.01 par value per share ("Common Stock") of Atlas Minerals, Inc., a Colorado corporation ("Atlas" or "Issuer"). The Issuer's principal offices are located at 10920 W. Alameda Ave., Suite 205, Lakewood, Colorado 80226.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is being filed by GDLF, LLC ("GDLF"). GDLF's sole members are Larry Charles Fenster and Robert Gale Daniel.

     (b) GDLF's principal offices are located at 5397 E. Mineral Circle, Centennial, CO 80122, which address also serves as the principal business address for Messrs. Fenster and Daniel.

     (c) GDLF is a private investment company. Messrs. Fenster and Daniel serve as GDLF's Managing Members.

     (d)-(e) During the last five years, neither GDLF nor Messrs. Fenster and Daniel, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) GLDF is a limited liability company organized under the laws of the State of Colorado. Messrs. Fenster and Daniel are both U.S. Citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

GDLF acquired 959,981 shares of Common Stock of the Issuer from Linder Asset Management, Inc.. GDLF acquired the shares of Common Stock with its working capital. GDLF did not acquire the shares of Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

All shares of the Issuer's Common Stock beneficially owned by GDLF were acquired for investment purposes. As of the date of this Schedule, GDLF has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER                  Page 4 of 5 Pages



          (a) The reporting person is the beneficial owner of 959,981 shares of the Common Stock of the Issuer, which shares represent 16.23% of the total issued and outstanding shares.

          (b)  GDLF has the:

               (i)  Sole power to vote or to direct vote: 959,981 shares
               (ii) Shared power to vote or to direct vote: 0
               (iii)Sole power to dispose or direct the  disposition of: 959,981 shares
               (iv) Shared power to dispose or direct the disposition of: 0

          (c) GDLF has not effected any transactions in the shares of $0.01 par value Common Stock of Issuer during the last sixty days.

          (d)  n/a

          (e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

GDLF  is  not  party  to  any   contracts,   arrangements,   understandings   or
relationships with respect to securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

n/a

                                  SIGNATURE                    Page 5 of 5 Pages



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: October 14, 2002


                                       /s/ Larry Fenster
                                       --------------------------------
                                       Larry Fenster, Managing Member,
                                       GDLF, LLC, a Colorado limited
                                       liability company